TSX-V: EPZ

www.epzresources.com

NEWS RELEASE

ESPERANZA INCREASES MEASURED AND INDICATED RESOURCES
BY 46% FOR THE CERRO JUMIL GOLD-SILVER PROJECT

Vancouver, B.C., Sept 16, 2010: Esperanza Resources Corp. ("Esperanza" or the "Company") (TSX.V: EPZ) is pleased to announce the results of its updated resource estimate on its Cerro Jumil gold project in Morelos State, Mexico. The new estimate represents a 46% increase in measured and indicated gold-equivalent resource ounces in comparison to the initial estimate announced in 2008 (N.R., Sept 30, 2008). The newly calculated independent estimate includes 935,000 gold equivalent ounces in the measured and indicated categories and 233,000 gold-equivalent ounces in the inferred category. Esperanza is now seeking drill permits for new exploration adjacent to the defined resource zones to test for extensions of mineralization.

Bill Pincus, Esperanza’s President said, “This is an important milestone for Esperanza and now allows it to advance a feasibility study. This resource will be the basis for subsequent mine planning and scheduling. These, together with on-going pilot-scale metallurgical testing and geotechnical investigation, will be used for feasibility design parameters and associated cost estimates. The Company intends to complete a feasibility study in 2011 while also working to expand the resource.”

The resource estimate incorporates the results of the recently completed infill and expansion drilling programmed focused primarily on the Las Calabazas zone. It can now be demonstrated that mineralization is continuous between the Las Calabazas and Southeast zones. The new estimate, based on a 0.3 gram per tonne Au equivalent cutoff, is:

Table 1. Cerro Jumil Resource Estimate - September 2010
Category	Tonnes (000)	Au g/t	Ag g/t	Au Eq* g/t	Au oz (000)	Ag oz (000)	Au Eq* oz (000)
Measured	10,111	0.87	0.9	0.88	282	296	285
Indicated	24,295	0.81	2.1	0.83	630	1,655	649
M & I Total	34,406	0.83	1.8	0.85	913	1,951	935

Inferred	8,596	0.83	6.9	0.84	230	1,904	233
*Gold equivalent (AuEq) values are based upon a Ag:Au price ratio of 56:1, and a Ag:Au metal recovery ratio of 0.62. Totals may not sum to 100% due to rounding.

The Cerro Jumil geologic and resource models were based upon independent checks and assessment of the drilling data, quality assurance/quality control results, and geologic interpretation of the gold-silver mineralized and skarn altered zones. The modeling procedures, grade estimation parameters, and resulting mineral resource estimate and classification were based upon: 1) over 41,500 total meters of drilling in 250 drill holes, 2) a three-dimensional geologically constrained grade block model, 3) drill hole defined grade continuity verified through variogram analysis, 4) capping of assay grades over 10 grams/tonne gold and 125 grams/tonne silver, 5) a gold equivalent cutoff grade of 0.3 grams/tonne, and 6) gold grade estimation by ordinary kriging and silver grade estimation by inverse distance interpolation. The independent resource estimate complies with National Instrument 43-101 and Canadian Institute of Mining (CIM) guidelines for reporting mineral resources. Dean Turner, P.Geo., a Qualified Person as defined by National Instrument 43-101 and an independent consulting geologist, is responsible for the Cerro Jumil mineral resource estimate.

An additional silver resource adjacent to the primary gold zone contains a further 2,392,000 tonnes averaging 43.2 g/t silver (3,322,000 million contained silver ounces) at a silver cutoff grade of 25 grams per tonne. This silver rich zone is outside of and is generally adjacent to or in the hanging wall of the gold mineralized zone. It is not contained in the estimate presented above.

The base-case resource estimate was based on a 0.3 grams Au equivalent per tonne cut off grade. Resource estimate results based on a range of cut-off grades are shown in Table 2. The most appropriate cut-off grade will be determined as part of the up-coming feasibility study.

Table 2. Measured and Indicated Resource Comparison by Cutoff Grade
Cutoff Au Equiv	Tonnes (000)	Au g/t	Ag g/t	Au Eq* g/t	Au oz (000)	Ag oz (000)	Au Equiv oz (000)
0.10	47,390	0.66	1.3	0.68	1,007	1,961	1,030
0.20	43,746	0.70	1.4	0.72	989	1,959	1,010
0.25	39,404	0.76	1.5	0.77	956	1,957	978
0.30	34,406	0.83	1.8	0.85	913	1,951	935
0.50	18,248	1.22	2.9	1.25	715	1,693	734
1.0	11,240	1.59	3.0	1.62	573	1,071	585
Au Eq is gold equivalent grade. Totals may not sum to 100% due to rounding.

Feasibility Progress

The project is now in the feasibility stage with work centering on completion of pilot-scale metallurgical tests, process optimization and continuation of geotechnical investigation for foundations and pit-slope design. Significant work has been completed in collecting an environmental database. The Company is also preparing permits for continued exploration drilling in the west zone. Subsequent cost estimation and other work will lead to a feasibility study in the coming year.

Community Relations

In parallel with the work described above the Company is actively making progress in the effort necessary to reach long-term agreements with the local community and other stakeholders for the development of Cerro Jumil. It continues its long-term program of community-information and outreach.

It has identified and is in discussion with important local stakeholders and has enrolled in a locally sponsored program to foster agreement for development between local communities and investor groups known as the Public/Private Investment Promotion Plan.

Finally, the Company has sponsored an archeological investigation in cooperation with the National Institute of Archeology and History with an aim toward cataloging and, if required, excavating minor, known sites in the Cerro Jumil area. Field work is largely completed and results from this study will be used in preparation of the final environmental impact statement.

About Esperanza

Esperanza is an emerging producer company focused on advancing the development of its two principal properties: the San Luis gold and silver joint venture in Peru and the 100%-owned Cerro Jumil gold project in Morelos State, Mexico. It is also actively investigating 17 other exploration interests in Peru and Mexico.

QUALIFIED PERSON: William Bond, M.Sc., Geol. and Vice President of Exploration, Esperanza Silver Corp. is the Qualified Person (QP) under NI 43-101 responsible for the Cerro Jumil exploration program. He has verified the drill results and other data disclosed in this news release, including sampling, analytical and test data. Field work has been conducted under his supervision. All samples were submitted to ALS Chemex laboratories for analysis in Vancouver, Canada. Gold samples were analyzed by fire assay and atomic absorption spectroscopy with a 30 g nominal sample weight. Silver is analyzed by induction coupled plasma – atomic emission spectroscopy (ICP-AES). A description of quality control and quality assurance protocols can be found at: http://www.epzresources.com/protocols.php

SAFE HARBOR: Some statements in this release are forward-looking in nature. The United States Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements. Such statements include statements as to the potential of the Cerro Jumil property, the ability to finance further exploration, permit drilling and other exploration work, and the availability of drill rigs. The forward-looking statements involve risks and uncertainties and other factors that could cause actual results to differ materially, including those relating to exploration and bringing properties into production. Please refer to a discussion of some of these and other risk factors in Esperanza’s Form 20-F filed with the U.S. Securities and Exchange Commission. The forward-looking statements contained in this document constitute managements’ current estimates as of the date of this release with respect to the matters covered herein. Esperanza expects that these forward-looking statements will change as new information is received and that actual results will vary, possibly in material ways. Forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For these reasons, investors should not place undue reliance on forward-looking statements.

The terms "measured resource", "indicated resource" and "inferred resource" used in this news release are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council as may be amended from time to time by the CIM.

We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in the measured and indicated categories will be converted into reserves.

For further information, contact:

Esperanza Resources Corp.

Bill Pincus, President and CEO

Toll Free: (866) 890 5509

info@epzresources.com

www.epzresources.com

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada
accepts responsibility for the adequacy or accuracy of this release.